UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE MONTHS OF JANUARY-FEBRUARY, 2003


                             BVR SYSTEMS (1998) LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


            16 HA'MELACHA ST., PARK AFEK, ROSH HA'AYIN 48091, ISRAEL
            --------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [X]   Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          BVR Systems (1998) Ltd.
                                                (Registrant)

Date: March 3, 2003                       By: /s/ Yoel Katzir
-------------------                           --------------------------------
                                              (Signature)
                                              Name: Yoel Katzir
                                              Title: President and Chief
                                                     Executive Officer



                                          By: /s/ Reuven Shahar
                                              --------------------------------
                                              (Signature)
                                              Name: Reuven Shahar
                                              Title: V.P Finance and CFO








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
                                  EXHIBIT INDEX


                                                                     Sequential
Exhibit                              Description                     Page Number
-------                              -----------                     -----------

   1.           Press Release dated January 22, 2003, BVR's AMOS
                Flight Trainer Simulators for Israeli Airforce
                Operational                                               4

   2.           Press Release dated February 7, 2003, BVR Systems'
                Ordinary Shares to be Delisted from NASDAQ
                SmallCap Market                                           7

   3.           Press Release dated February 13, 2003, BOEING, BVR
                SYSTEMS TO COOPERATE ON AIR-COMBAT TRAINING
                PROGRAM                                                  10










                                       3